Excelsa Acquisition Corp.

450 Park Ave., Suite 2703

New York, NY 10022

May 12, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, N.E.

Washington, D.C. 20549

Attention: Liz Packebusch

Re:	Excelsa Acquisition Corp.
Request for Withdrawal of Registration Statement on Form S-1
File No. 333-254024

Ladies and Gentlemen:

Pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Securities Act”), Excelsa Acquisition Corp. (the “Company”) hereby respectfully requests that the Company’s Registration Statement on Form S-1 (File No. 333-254024), together with all exhibits thereto, and as subsequently amended from time to time (the “Registration Statement”), initially filed with the Securities and Exchange Commission (the “Commission”) on March 9, 2021, be withdrawn, effective as of the date hereof. The Company is withdrawing the Registration Statement because it no longer plans to consummate the initial public offering described in the Registration Statement. The Registration Statement has not been declared effective by the Commission, and no securities were sold or will be sold under the Registration Statement.

The Company requests that, in accordance with Rule 457(p) of the Securities Act and subject to compliance with the requirements thereof, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for potential future use.

Please contact Will Burns, of Paul Hastings LLP, special counsel to the Company, at (713) 860-7352, if you have any other questions or concerns regarding this matter.

Sincerely,

/s/ Mark Rosen
Mark Rosen
Chief Executive Officer